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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

AIR CANADA

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐        Form 40-F ☒

Commission File Number: 0-27096

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27096.

CONTENTS

        Please find attached an English copy of the Interim Results for the 6 months ended June 30, 2003.

AIR CANADA REPORTS SECOND QUARTER RESULTS

Q2 OVERVIEW

•
Operating revenues down $600 million or 24 per cent year over year, mainly due to SARS and the impact of the war in Iraq

•
Shortfall in Asian passenger revenues of $127 million or 63 per cent

•
Domestic passenger revenues down $251 million or 26 per cent

•
Operating expenses before reorganization items reduced by $268 million or 11 per cent

•
Operating loss before reorganization items of $270 million

•
Cash and cash equivalents of $838 million at June 30, 2003

•
US$700 million DIP secured financing facility from General Electric Capital Canada Inc. not drawn

MONTRÉAL, August 7, 2003 — For the second quarter ended June 30, 2003, Air Canada reported an operating loss before reorganization items of $270 million compared to income of $62 million in the same quarter of 2002. The revenue and traffic downturn experienced in the first quarter intensified in the second quarter of 2003 primarily as a result of the SARS crisis. On a network-wide basis, total operating revenues declined $600 million or 24 per cent from the second quarter of 2002 mainly due to a deterioration in passenger revenues. Loss before foreign exchange on long-term monetary items and income taxes was $765 million and included reorganization items totaling $426 million. Reorganization items represent revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business under the Companies' Creditors Arrangement Act (CCAA). Refer to Note 5 to the Consolidated Financial Statements. The net loss was $566 million compared to net income of $30 million in the second quarter of 2002.

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice providing creditor protection under CCAA. Air Canada also made a concurrent petition under Section 304 of the U.S. Bankruptcy Code. Refer to Notes 1 through 5 to the Consolidated Financial Statements as well as to the "Restructuring Update" on page 5 of this press release.

"The airline's restructuring is progressing at a rapid pace. Recognizing that the marketplace has changed forever, we made permanent structural changes to our cost base in the early stages of our restructuring, "said Robert Milton, President and Chief Executive Officer. "In just four months, we have successfully restructured on a permanent basis a significant portion of our operating costs, including salaries and wages across all employee groups, and renegotiated many of our aircraft leases. The current focus is on renegotiating the company's unsecured claims, all significant commercial agreements and raising equity capital to ensure financial stability upon exit from CCAA. We expect to file a Plan of Arrangement in the fall with exit from CCAA anticipated by the end of the year.

"While we achieved an operating cost reduction of $268 million or 11 per cent year over year, the significant and immediate revenue and traffic shortfall caused by the SARS crisis, the lingering impact of the war in Iraq as well as the continuing weak yield environment resulted in an operating loss. Given the nature of our business, I am satisfied that we reacted as quickly as feasible to remove costs when faced with the unanticipated fall-out from SARS, said Mr. Milton.

"The revenue shortfall was progressively disclosed on a monthly basis throughout the quarter and as anticipated, over $400 million of the revenue loss in the quarter can be directly attributed to the impact of SARS following on the war in Iraq. Given two consecutive outbreaks in Toronto, our main hub, in addition to our extensive presence in Asia, Air Canada has been hit harder by SARS than any other airline worldwide with the exception of certain Asian Pacific carriers. The effect of the second Toronto outbreak in late May was devastating with travelers avoiding Toronto as both a destination and connecting point. Although the traffic decline did bottom out in May and traffic trends showed some improvement in June, international and transborder traffic to all points in Canada continues to be affected. As the SARS crisis in Toronto peaked at a time when travelers were firming up summer travel plans, many international travelers avoided all of Canada as a summer holiday destination with severe negative impact to the entire Canadian tourism industry.

"Our quick actions to lower costs together with some recovery in traffic, in part due to seasonal demand, reduced the operating loss for June to $400,000 per day from a daily operating loss of over $5 million in April.

"With the SARS crisis now largely over we are seeing some pick up in demand overall in our network although the pricing environment remains weak. While the third quarter should reflect some improvement relative to the significant revenue drop in prior months, the lingering effect of SARS is expected to continue for the balance of the year. We currently expect the revenue shortfall from SARS and the war in Iraq to be approximately $850 million for the year. The overall year over year decline in revenue is estimated to be well in excess of $1 billion. No meaningful recovery is expected before the third quarter of 2004, "concluded Mr. Milton.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

OPERATING RESULTS

For the quarter, consolidated passenger revenues declined $567 million or 26 per cent from the prior year on an 18 per cent reduction to available seat mile ("ASM") capacity. The SARS crisis, increased low cost competition, the lingering adverse effect on passenger volumes from the war in Iraq and a weak economy contributed to a passenger traffic decline of 21 per cent. Passenger revenue per revenue passenger mile ("yield") was down 7 per cent from the second quarter of 2002 while passenger revenue per available seat mile ("RASM") for the quarter was down 10 per cent.

Second quarter domestic passenger revenues were down $251 million or 26 per cent on a 13 per cent reduction to ASM capacity. Domestic passenger traffic was down 16 per cent due to lower domestic and international demand resulting from the SARS crisis in Toronto and to increased low cost competition. Reflecting price competition as well as initiatives to stimulate traffic, domestic yield was 12 per cent lower and domestic RASM declined 15 per cent from 2002.

US transborder passenger revenues were down $137 million or 27 per cent on an 18 per cent reduction to ASM capacity. In a weak market with increased competition from US airlines, US transborder traffic declined 18 per cent and yield decreased 12 per cent.

Other international passenger revenues were $179 million or 26 per cent below the prior year. Atlantic revenues declined 11 per cent with decreases of 8 per cent in yield and 4 per cent in both traffic and ASM capacity over the prior year. The Pacific market was severely impacted by the SARS crisis resulting in a 63 per cent decline in passenger revenues. Pacific traffic was down 62 per cent on a 52 per cent reduction to flying capacity. South Pacific, Caribbean, Mexico and South America revenues were down 8 per cent on reduced traffic.

Reflecting the reduction to flying capacity, cargo revenues decreased $19 million or 13 per cent. Other revenues were $14 million or 6 per cent lower largely as a result of reduced Aeroplan revenues and a decrease in third party aircraft maintenance revenues in the Technical Services division.

For the quarter, total operating revenues declined $600 million or 24 per cent compared to the second quarter of 2002.

OPERATING EXPENSES

Operating expenses were down $268 million or 11 per cent from the second quarter of 2002 on an 18 per cent reduction to ASM capacity. Salaries, wages and benefits expense declined $40 million or 5 per cent. This decrease was mainly due to a reduction of over 3,100 full-time equivalent employees and, starting in June, changes to work rules and salaries for unionized and non-unionized labour groups. Fuel expense decreased $25 million or 8 per cent due to reduced ASM capacity which was partly offset by higher fuel prices compared to last year. Aircraft rent of $261 million was expensed in the quarter, however, cash rental payments were not made due to the moratorium on aircraft lease payments allowed under the Court order. Airport and navigation fees decreased by $16 million or 8 per cent reflecting reduced aircraft departures partially offset by increases in landing fees and general terminal charges year-over-year. Aircraft maintenance materials and supplies expense was down $34 million or 28 per cent due to reduced flying activity and aircraft retirements/reductions. Commission expense was $39 million or 39 per cent below the prior year resulting from reduced passenger revenues and lower commission rates. Year-over-year cost reductions were recorded in other categories including communications and information technology, food, beverages and supplies expenses and other expense areas.

REORGANIZATION ITEMS

As a result of the CCAA filing, the Corporation is following accounting policies applicable to an entity under creditor protection. As per Note 2 to the Consolidated Financial Statements, revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business have been reported separately as "reorganization items".

Reorganization items totaling $426 million were recorded in the second quarter of 2003 and were comprised of estimated claims for repudiated leases, hedging adjustments, write-off of deferred financing costs on compromised debt, amortization of DIP financing fees, labour-related items, claims for the termination of contracts and professional fees. Please refer to Note 5 to the Consolidated Financial Statements.

NON-OPERATING EXPENSE

As described in Note 2 to the Consolidated Financial Statements, while the Corporation is under creditor protection, interest expense has been reported only to the extent that it will be paid under the plan or that it is probable that it will be an allowed claim. Consequently, net interest expense decreased $49 million primarily due to the Corporation not recording interest expense on unsecured debt.

A loss on disposal of assets of $46 million was recorded in the 2003 quarter mainly from a provision of $49 million related to the write-down of a B747-400 aircraft. "Other" non-operating expenses in 2003 amounted to $18 million largely related to foreign exchange adjustments.

In the second quarter of 2003, Air Canada recorded $205 million of income from foreign exchange fluctuations on long-term monetary assets and liabilities mainly attributable to the strengthening of the Canadian dollar. This compared to income of $19 million in the second quarter of 2002.

CASH FLOW

As described in Note 1 to the Consolidated Financial Statements, the Court stay order enabled a moratorium on all aircraft lease payments. In addition, on the basis of the order, the Corporation has ceased making payments of principal and interest on debt as well as on pre-petition accounts payable subject to compromise.

Cash flows from operations amounted to $188 million in the quarter, a $107 million improvement from the 2002 quarter. Cash flows from operations improved mainly due to payment deferrals under the CCAA filing and other factors as further described below:

•
accounts payable and accrued liabilities provided cash of $194 million in the quarter. This improvement was mostly as a result of the CCAA filing and Court order placing a stay on pre-petition accounts payable subject to compromise which was partially offset by cash outflows due to accelerated payment terms for certain goods and services received subsequent to the CCAA filing.

•
advance ticket sales provided cash of $57 million in the quarter; however, this was $70 million below the second quarter of 2002 due to lower advance bookings.

•
aircraft lease payments less than (in excess of) rent expense provided cash of $255 million due to the moratorium on aircraft lease payments allowed under the Court order. As a result of the moratorium on aircraft lease payments, contractual payments of approximately $326 million were not paid during the quarter.

•
"other" cash used for operations was $142 million due in large part to payments made to financial institutions, passenger settlement systems and other trade vendors following the CCAA filing.

The Corporation received net proceeds of $315 million from the CIBC credit facility issued in connection with the new CIBC contract. The principal on this secured CIBC facility may be repaid through the purchase of Aeroplan miles by CIBC. DIP financing fees of $62 million were paid during the quarter (see Note 1 to the Consolidated Financial Statements). As of August 7, 2003, no funds have been drawn against the DIP facility with General Electric Capital Canada Inc.

As at June 30, 2003, cash and cash equivalents amounted to $838 million.

YEAR-TO-DATE

For the first six months of 2003, the Corporation recorded an operating loss before reorganization items of $624 million compared to a loss of $98 million in 2002. Net loss, which included $426 million of reorganization items, was $836 million versus a net loss of $189 million in the prior year.

RESTRUCTURING UPDATE

Since filing for CCAA on April 1, 2003, Air Canada has achieved significant progress in its restructuring process, including:

•
development of a going-forward Restructuring Plan based on a new revenue model, major fleet restructuring, lower labour and other operating costs, reduced debt, enhanced liquidity and a revised product strategy;

•
completion of a US$700 million debtor-in-possession (DIP) secured financing facility from General Electric Capital Canada Inc. which has not been drawn;

•
restructuring of labour agreements with all Air Canada and Air Canada Jazz unions and implementation of productivity improvements and reductions to salary and wage costs across all employee groups which will allow the Corporation to achieve significant permanent cost reductions;

•
conclusion of an amended affinity agreement with CIBC with respect to the CIBC Aerogold Visa card program and completion of a credit agreement which provided for a secured credit facility from CIBC under which the Corporation received net proceeds of $315 million;

•
signing of a letter of intent with American Express with respect to a new co-branded consumer and corporate charge card program and Aeroplan's participation in American Express' Canadian and international Membership Rewards Programs;

•
completion of a memorandum of understanding with General Electric Capital Aviation Services (GECAS) on the lease restructuring of 106 GECAS financed and managed aircraft as well as on new exit and aircraft financing totaling approximately $1.8 billion;

•
completion of a memorandum of understanding with International Lease Finance Corporation (ILFC) on the lease restructuring of 12 aircraft;

•
commencement of process of soliciting qualified parties to act as equity plan sponsor in its plan of arrangement to assist in funding its emergence from CCAA and to provide the necessary liquidity to execute its business plan, and commencement of an ancillary process involving the sale of a minority investment in Air Canada's wholly-owned affiliate, Aeroplan Limited Partnership. The Company is targeting to raise approximately $700 million of new equity investment;

•
commencement of discussions with its largest lenders and detailed negotiations with its major suppliers;

•
commencement of discussions with the Office of the Superintendent of Financial Institutions (OSFI) and representatives of all employee groups on alternative funding scenarios related to its Canadian pension plan;

•
implementation of commercial restructuring initiatives such as a simplified, online domestic fare structure and the introduction of onboard restaurant service.

Air Canada's 2003 second quarter results are being made available on Air Canada's website www.aircanada.com and at SEDAR. com. A copy may also be obtained on request by contacting Air Canada Shareholder Relations at (514) 422-5787 or 1-800-282-7427.

MAINLINE

The terms "Mainline" and "Mainline-related" refer to the operations of unconsolidated Air Canada (including Tango) and include, as the context may require, the operations of Aeroplan, ZIP, Air Canada Capital, Simco, Acetek and Destina.ca. The terms "Mainline" and "Mainline-related" exclude the operations of Air Canada's regional airline, Air Canada Jazz, Air Canada Vacations and other non-airline subsidiaries.

Caution Concerning Forward-looking Information:

Certain statements made in this press release are of a forward-looking nature and are subject to important risks and uncertainties. The results indicated in these statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employment relations, labour negotiations or disputes, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this press release represent Air Canada's expectations as of August 7, 2003, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INFORMATION

Shareholders Relations:	1 800 282-SHARE OR (514) 422-5787

Internet:	aircanada.com

HIGHLIGHTS

(Under Creditor Protection as of April 1, 2003.
Refer to Note 1 to the Consolidated Financial Statements.)

	Periods ended June 30
	Three months				Six months
	2003	2002			2003	2002
	(dollars in millions except per share figures)
Financial
Operating revenues	1,952	2,552			4,163	4,838
Operating income (loss) before reorganization items	(270)	62			(624)	(98)
Income (loss) before foreign exchange on long-term monetary items and income taxes	(765)	16			(1,180)	(230)
Income (loss) for the period	(566)	30			(836)	(189)
Operating margin before reorganization items	(13.8)%	2.4%			(15.0)%	(2.0)%
EBITDAR before reorganization items(1)	83	429			101	632
EBITDAR margin before reorganization items	4.3%	16.8%			2.4%	13.1%
Cash and cash equivalents	838	897			838	897
Cash flows from operations	188	81			132	52
Weighted average common shares outstanding — basic	120	120			120	120
Weighted average common shares outstanding — diluted	120	140			120	120
Loss per share — basic	$(4.70)	$0.25			$(6.96)	$(1.58)
Loss per share — diluted	$(4.70)	$0.23			$(6.96)	$(1.58)

Operating Statistics (mainline-related)(2)(3)				% Change				% Change

Revenue passenger miles (millions)	8,653	11,086	(22)		17,839	20,939	(15)
Available seat miles (millions)	11,889	14,587	(18)		24,515	27,557	(11)
Passenger load factor	72.8%	76.0%	(3.2	) pts	72.8%	76.0%	(3.2	) pts
Passenger revenue yield per revenue passenger mile (cents)	15.9	17.3	(8)		16.3	17.1	(4)
Passenger revenue per available seat mile (cents)	11.6	13.2	(12)		11.9	13.0	(8)
Operating revenue per available seat mile (cents)	14.3	15.7	(9)		14.7	15.6	(6)
Operating expense per available seat mile (cents)(4)	16.4	15.3	7		16.9	15.9	6
Operating expense (net of cargo and other non-ASM revenue) per available seat mile (cents)(4)(5)	13.7	12.8	7		14.2	13.3	7
Average number of employees (thousands)	32.5	34.9	(7)		33.6	34.3	(2)
Available seat miles per employee (thousands)	366	417	(12)		729	803	(9)
Operating revenue per employee (thousands)	$52	$66	(20)		$107	$126	(15)
Aircraft in operating fleet at period end	227	229	(1)		227	229	(1)
Average aircraft utilization (hours per day) (6)	9.8	10.9	(10)		9.6	10.3	(7)
Average aircraft flight length (miles)	1,195	1,231	(3)		1,193	1,212	(2)
Fuel price per litre (cents) (7)	37.4	32.5	15		39.5	32.8	20
Fuel litres (millions)	712	896	(21)		1,480	1,707	(13)

Operating Statistics (consolidated)				% Change				% Change

Revenue passenger miles (millions)	9,073	11,511	(21)		18,660	21,724	(14)
Available seat miles (millions)	12,579	15,358	(18)		25,889	28,994	(11)
Passenger load factor	72.1%	75.0%	(2.9	) pts	72.1%	74.9%	(2.8	) pts
Passenger revenue yield per revenue passenger mile (cents)	17.5	18.8	(7)		17.9	18.5	(3)

(1)
EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. Air Canada provides this information to enable the reader to view operating results before ownership costs which can vary among airlines due to differences in aircraft ownership structures. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

EBITDAR before reorganization items is calculated by taking operating income (loss) before reorganization items and adding back the line items Depreciation, amortization and obsolescence and Aircraft rent as described below:

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
	($ millions)		($ millions)
Operating income (loss) before reorganization items	(270)	62	(624)	(98)
Add back:
Depreciation, amortization & obsolescence	92	94	183	184
Aircraft rent	261	273	542	546

EBITDAR before reorganization items	83	429	101	632

(2)
Includes the operations of Air Canada (incl. Tango), ZIP, Aeroplan, Air Canada Capital, Simco, Acetek and Destina.

(3)
Mainline-related operating statistics exclude capacity purchase arrangements with third party carriers.

(4)
Before reorganization items.

(5)
Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.

(6)
Excludes maintenance down-time.

(7)
Net of fuel hedging and includes all fuel handling expense.

AIR CANADA

Consolidated Statement of Operations and Retained Earnings (Deficit)

(Under Creditor Protection as of April 1, 2003 — note 1)
(in millions except per share figures) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Operating revenues
Passenger	$1,597	$2,164	$3,342	$4,021
Cargo	122	141	266	271
Other	233	247	555	546

	1,952	2,552	4,163	4,838

Operating expenses
Salaries, wages and benefits	736	776	1,538	1,547
Aircraft fuel	292	317	639	611
Aircraft rent	261	273	542	546
Airport and navigation fees	181	197	361	372
Aircraft maintenance, materials and supplies	88	122	230	239
Communications and information technology	93	127	203	249
Food, beverages and supplies	79	99	166	193
Depreciation, amortization and obsolescence	92	94	183	184
Commissions	61	100	140	193
Other	339	385	785	802

	2,222	2,490	4,787	4,936

Operating income (loss) before reorganization items	(270)	62	(624)	(98)
Reorganization items (note 5)	(426)	—	(426)	—
Non-operating income (expense)
Interest income	7	15	15	24
Interest expense (note 4)	(12)	(76)	(78)	(146)
Interest capitalized	—	7	4	14
Gain (loss) on sale of assets (note 3)	(46)	3	(49)	4
Other	(18)	5	(22)	(28)

	(69)	(46)	(130)	(132)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(765)	16	(1,180)	(230)
Foreign exchange on long-term monetary items	205	19	337	40

Income (loss) before income taxes	(560)	35	(843)	(190)
Recovery of (provision for) income taxes	(6)	(5)	7	1

Income (loss) for the period	$(566)	$30	$(836)	$(189)

Deficit, beginning of period			(3,280)	(2,452)

Deficit, end of period			$(4,116)	$(2,641)

Income (loss) per share
— Basic	$(4.70)	$0.25	$(6.96)	$(1.58)

— Diluted	$(4.70)	$0.23	$(6.96)	$(1.58)

The accompanying notes are an integral part of the consolidated financial statements

AIR CANADA

Consolidated Statement of Financial Position
(Under Creditor Protection as of April 1, 2003 — note 1)
(in millions) (unaudited)

	June 30 2003	December 31 2002
ASSETS
Current
Cash and cash equivalents	$838	$558
Accounts receivable	683	760
Spare parts, materials and supplies	290	367
Prepaid expenses	177	86

	1,988	1,771
Property and equipment	2,105	2,279
Deferred charges	1,745	1,781
Goodwill	510	510
Other assets	971	1,071

	$7,319	$7,412
LIABILITIES
Liabilities not subject to compromise
Current
Accounts payable and accrued liabilities	$1,760	$1,713
Advance ticket sales	639	506
Current portion of long-term debt and capital lease obligations	340	373

	2,739	2,592
Long-term and subordinated perpetual debt and capital lease obligations	222	4,314
Future income taxes	12	28
Other long-term liabilities	1,468	1,405
Deferred credits	1,106	1,361

	5,547	9,700
Liabilities subject to compromise (note 4)	4,896	—

	10,443	9,700

SHAREHOLDERS' EQUITY
Share capital and other equity (note 7)	977	977
Contributed surplus	15	15
Deficit	(4,116)	(3,280)

	(3,124)	(2,288)

	$7,319	$7,412

The accompanying notes are an integral part of the consolidated financial statements

AIR CANADA

Consolidated Statement of Cash Flow
(Under Creditor Protection as of April 1, 2003 — note 1)
(in millions) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Cash flows from (used for)
Operating
Income (loss) for the period	$(566)	$30	$(836)	$(189)
Adjustments to reconcile to net cash provided by operations
Reorganization items (note 5)	412	—	412	—
Depreciation, amortization and obsolescence	92	94	183	184
(Gain) loss on sale of assets	46	(3)	49	(4)
Foreign exchange on long-term monetary items	(205)	(19)	(337)	(40)
Future income taxes	3	2	(14)	(7)
Employee future benefit funding less than expense	71	53	141	119
Decrease (increase) in accounts receivable	(36)	(105)	71	(100)
Decrease (increase) in spare parts, materials and supplies	7	(1)	53	(5)
Increase (decrease) in accounts payable and accrued liabilities	194	(18)	217	(58)
Increase in advance ticket sales	57	127	134	323
Aircraft lease payments less than (in excess of) rent expense (note 1)	255	(66)	195	(116)
Other	(142)	(13)	(136)	(55)

	188	81	132	52

Financing
Reduction of long-term debt	—	(97)	(68)	(149)
Proceeds from sale and leaseback of assets	—	—	—	33
CIBC credit facility (note 1)	315	—	315	—
DIP financing fees (note 1)	(62)	—	(62)	—
Other	2	1	16	(32)

	255	(96)	201	(148)

Investing
Additions to property and equipment	(23)	(14)	(69)	(75)
Proceeds from sale of assets	4	6	14	9
Investments and advances	—	(4)	2	(8)

	(19)	(12)	(53)	(74)

Increase (decrease) in cash and cash equivalents	424	(27)	280	(170)
Cash and cash equivalents, beginning of period	414	924	558	1,067

Cash and cash equivalents, end of period	$838	$897	$838	$897

Cash payments of interest	$1	$88	$70	$170

Cash payments of income taxes	$1	$2	$2	$4

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(currencies in millions)

SECOND QUARTER 2003

1.     Creditor Protection and Restructuring

        On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan Limited Partnership ("Aeroplan"), Touram Inc. ("Air Canada Vacations") and Destina.ca Inc. ("Destina") are not included in the filings.

        The Court order provides for a general stay period that expires on September 30, 2003, subject to further extension as the Court may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, vendors, employees and creditors. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements completed prior to proposing a final plan of arrangement. Progress has been made in these discussions as further explained below.

        The Applicants continue operations under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a plan of arrangement, which will be submitted to the Court for confirmation after submission to any required vote to creditors for approval. A plan of arrangement would establish, among other things, the settlement of the Applicants' compromised liabilities and the reorganized entity's capital structure.

        The filings triggered defaults on substantially all of the Applicants' debt and lease obligations. The stay period order stays most actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. As a result of the stay, the Applicants have ceased making payments of interest and principal on debt. As previously stated, Air Canada's restructuring plan contemplates that all unsecured debt will be converted into equity of the restructured entity. The order also grants the Applicants with the authority, among other things, a) to pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) to honour obligations related to airlines tickets and Aeroplan redemptions; and c) to honour obligations related to the Applicants' interline, clearing house, code sharing and other similar agreements.

        Concurrent with the filing on April 1, 2003, the Corporation declared a moratorium on aircraft lease payments. Pursuant to such moratorium, contractual payments of approximately $326 were not paid during the quarter. The Corporation is currently in negotiations with its lessors to restructure its lease obligations.

Basis of Presentation

        While the Corporation has filed for creditor protection, these financial statements continue to be prepared using Canadian generally accepted accounting principles applied by the Corporation prior to its filings for creditor protection. Accordingly, the financial statements presented have been prepared using the same principles as those for a going concern. The creditor protection proceedings provide for a period of time for the Corporation to stabilize its operations and develop a plan of reorganization. As noted below, the debtor-in-possession ("DIP") financing has been approved by the Courts. Management is currently developing a plan to restructure the operations under creditor protection expecting a plan to continue the operations as a going concern. During this period, Management will continue to operate the businesses within the constraints of the Court orders. The plan is targeted to be filed with the Courts in the fall of 2003. Management believes that these actions make the going concern basis appropriate, however, it is not possible to predict the outcome of these matters and there is substantial doubt about the Corporation's ability to continue as a going concern. There can be no assurance that the results of these actions will improve the financial condition of the Corporation. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets, liabilities, revenues and expenses in these financial statements.

        Since filing for creditor protection, the Corporation has reclassified certain amounts within its financial statements to reflect the financial evolution of the operations during the proceedings to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. In addition, allowed claims under the proceedings have been recorded as liabilities. If the restructuring and reorganization is successful and there is a substantial realignment of the non-equity and equity interests in the Corporation, the Corporation will be required to adopt "fresh start" reporting. Fresh start reporting requires a comprehensive revaluation of the assets and liabilities of the Corporation based on the reorganization value established and confirmed in the plan. These financial statements do not give effect to any adjustments that may be required as a result of fresh start reporting.

Financing During CCAA Proceedings

GE DIP Financing

        As of April 1, 2003, the Corporation had arranged for DIP secured financing. On May 1, 2003, the Court approved the Credit Agreement between Air Canada, as Borrower, and General Electric Canada Finance Inc., as Administrative Agent, Collateral Agent and Revolving Lender. The Credit Agreement also includes the Air Canada subsidiaries included in the filing, as well as Aeroplan, Air Canada Vacations and Destina, as credit parties to the agreement. The facility will be secured by all of the unencumbered present and future assets of Air Canada and its direct and indirect subsidiaries, with the exception of the security provided under the CIBC facility, as described below, until the CIBC facility is repaid in full. Each of the credit parties to the agreement has guaranteed payment of the Borrower's obligations.

        The Credit Agreement is made up of a Credit Advance facility and a Letter of Credit facility, with a maximum aggregate borrowing under the Credit Agreement of US$700. The Credit Agreement can be drawn in either US or Canadian funds and will be available in stages. The initial funding period is a Credit Advance and Letter of Credit obligation in an aggregate amount of up to US$400. The second funding period is a Credit Advance and Letter of Credit obligation in an aggregate amount of up to US$700, including amounts drawn under the initial funding period. The availability of funds under the initial funding period is subject to certain conditions, including the maintenance of a loan collateral ratio. The availability of funds under the second funding period is subject to the conditions of the initial funding period and additional conditions, including the maintenance of a minimum EBITDAR (earnings (operating income) before depreciation, amortization, obsolescence and aircraft rent); minimum cash balance requirements and; the approval of the business plan by the lender. As at June 30, the Corporation was within the initial funding period as described above. In July, the conditions of the second funding period were met. As at August 6, 2003, no funds have been drawn against this facility and the full US$700 facility was available, based on the funding formula described below.

        Under the Credit Agreement, availability of funds is determined by a formula based on a percentage of eligible assets. The eligible assets consist of certain previously unencumbered aircraft, equipment, spare parts, real estate, takeoff and landing slots, gates and routes, and accounts receivable. The underlying value of the eligible assets may fluctuate periodically and such fluctuations in value may have an impact on the availability of funds under the Credit Agreement.

        The Credit Agreement has a term of up to the earliest of (a) the effective date of a plan of arrangement in the CCAA proceeding and (b) the prepayment in full by the Corporation of all amounts outstanding under the Credit Agreement and the termination of the lender's commitments under the agreement. The Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement and contains customary mandatory prepayments including, among other things, the occurrence of certain asset sales and the issuance of certain debt or equity securities.

        US dollar borrowings under the Credit Advance bear interest at rates per annum equal to either the US index rate plus 5% or the LIBOR rate plus 6.5%, at the borrower's option. Canadian dollar borrowings under the Credit Advance bear interest at rates per annum equal to either the Canadian Index rate plus 5% or the BA rate plus 6.5% at the borrower's option.

        Closing and commitment fees under the Credit Agreement were US$40. An unused facility fee is payable at 0.5% on unused facility less than US$100, at 0.75% for unused facility between US$100 and US$200 and 1.0% for unused facility greater than US$200. Outstanding letters of credit draw a fee of 4%. An annual collateral monitoring fee of US$0.5 is payable up until the effective date of a plan of arrangement.

CIBC Financing

        During the second quarter, the Corporation reached an agreement with CIBC on a new contract with respect to the CIBC Aerogold Visa card program. Under the new contract, which extends the Corporation's agreement with CIBC to 2013, CIBC will pay an additional 24 percent for each Aeroplan Mile purchased. In addition, the new contract enables Air Canada to complete a definitive agreement with an additional card provider, subject to Court approval (see American Express below).

        The new CIBC contract also provides for a secured credit facility. During the second quarter, the Corporation received financing of $315 ($319 net of transaction fees of $4). The principal on this secured credit facility may be repaid through the purchase of Aeroplan Miles by CIBC and shall be repaid in full no later than October 1, 2004. The facility bears interest at prime and is secured by the new credit card agreement and all of the present and future licenses and trademarks of Aeroplan Limited Partnership used by CIBC in connection with the Aerogold program.

American Express

        On June 3, 2003 Air Canada announced that it had signed a letter of intent with American Express with respect to a new co-branded consumer and corporate charge card program and Aeroplan's participation in American Express' Canadian and International Membership Rewards Programs. Under the terms of the letter of intent, American Express will provide Air Canada with a one-time cash advance related to Aeroplan Miles purchased. The letter of intent provides American Express with an exclusive right to negotiate a definitive agreement relating to a new charge card program for Aeroplan. This exclusive right was originally agreed to end on July 31, 2003, however negotiations are on-going and accordingly, the Corporation has agreed to an extension of the exclusivity period. The new contract will be subject to Court approval in the CCAA proceedings. There are no assurances that the letter of intent will result in a definitive agreement.

Lease Restructuring and Other Financing

General Electric Capital Aviation Services

        On July 3, 2003, the Corporation announced that it has reached a tentative agreement with General Electric Capital Aviation Services ("GECAS") on the restructuring of all GECAS financed and managed aircraft as well as on new exit and aircraft financing totaling approximately $1,800. As part of this tentative agreement, Air Canada recommenced payment of aircraft rent to GECAS in July 2003.

        The restructuring of the GECAS aircraft leases involves a combination of lease rate reductions, lease payment deferrals, early lease terminations and the cancellation of future aircraft delivery commitments. The tentative agreement encompasses 106 Air Canada and Air Canada Jazz aircraft including operating, parked and undelivered aircraft. It also includes leases on certain of the 106 aircraft that were cross-collateralized under the terms of the DIP financing.

        As part of the tentative agreement, GECAS has agreed to extend to Air Canada as debt financing for emergence from the CCAA a secured loan of US$425 to be secured by a fixed and floating charge over the unencumbered assets of Air Canada and its direct and indirect subsidiaries. This will largely constitute the same collateral pool against which the current DIP financing is secured. This new loan would come into effect upon Air Canada's exit from CCAA proceedings and would be used for general corporate purposes to improve the Corporation's cash position.

        GECAS has also tentatively agreed to provide a maximum of approximately US$950 to finance up to 43 regional aircraft, for which financing is expected to occur through a series of transactions. This regional aircraft financing is subject to, among other things, maintaining a specified credit rating following Air Canada's emergence from CCAA.

        GECAS' financing commitment and the tentative agreement are subject to various conditions including the following:

  •
  completion of definitive documentation;

  •
  conversion of all Air Canada unsecured debt into equity under the Plan of Arrangement;

  •
  substantial restructuring of Air Canada in accordance with the Restructuring Plan presented by the airline;

  •
  GECAS' satisfaction with the amount of the overall exit financing and key terms of the equity investment;

  •
  GECAS' satisfaction with the Air Canada business plan, ownership structure, capital structure and governance structure under the Corporation's Plan of Arrangement; and,

  •
  No defaults under any existing GECAS-related entity transaction.

        The detailed terms of the tentative agreement are confidential.

International Lease Finance Corporation

        On July 21, 2003 the Corporation announced that it had reached an agreement with International Lease Finance Corporation (ILFC), the airline's second largest operating lessor, on restructured lease terms for 12 aircraft. The renegotiated terms apply to nine Airbus narrow body aircraft consisting of six A319s and three A320s as well as one A340 and two Boeing 767-300 aircraft. As part of this agreement, Air Canada recommenced payment of aircraft rent to ILFC in July 2003.

Other Leases

        In addition to the restructured lease terms with GECAS and ILFC as discussed above, the Corporation is in discussions with the remaining lessors of all of its fleet with a view to rejecting aircraft which are surplus to its restructuring business plan and reducing its fleet costs to current market rates. As and when such restructuring agreements are finalized, the Corporation expects to resume the payment of rent at restructured rates.

Labour Cost Reductions

        On June 30, 2003 the Corporation announced the ratification of all of Air Canada's Canadian based labour agreements, including those of its subsidiary Jazz Air Inc. In addition, by the end of July 2003, all non Canadian based labour groups have agreed to new labour agreements.

Non-Unionized Cost Reductions

        The workforce reduction plan pertaining to the Corporation's non-unionized workforce has been finalized. Implementation of the plan began in May 2003 and is expected to continue until the end of 2003. The Corporation has recorded a reorganization charge of $57 in the second quarter pertaining to the involuntary severance costs associated with the non-unionized workforce reduction plan. Amounts paid against this severance provision were nominal during the quarter.

Unionized Cost Reductions

        Implementation of the workforce reduction plan emanating from the ratified agreements commenced in the second quarter, 2003 and is expected to be complete by mid 2004. Based on the contractual termination benefits contained in the agreements, an accrual of $16 was recorded as a reorganization charge in the second quarter 2003. Amounts paid against this severance provision were nominal during the quarter.

        Some of the unionized workforce reduction included above will also be achieved through voluntary separation packages ("VSP"). The total expected cost of this plan is approximately $73 and will be recorded as a reorganization charge once the affected employees accept the offer. The contractual severance based on the planned reductions for the employee group being offered the VSP was accrued in June and the incremental cost of the VSP will be accrued as the packages are accepted.

        Accrued but unpaid merger bonuses to certain employee groups were cancelled as part of the new agreements. A credit of $32 was recorded against reorganization items. In addition, a credit of $20 was recorded against reorganization items related to an adjustment to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements.

Pension Plans

        On March 21, 2003, the Office of the Superintendent of Financial Institutions (OSFI) issued a direction of compliance ordering Air Canada to make contributions in excess of the minimum ordinarily required by law. Specifically, Air Canada was requested to remit an amount approximately equal to the contribution holidays taken in 2002 amounting to $105, and to cease taking contribution holidays.

        Pursuant to Air Canada's filing for court protection from its creditors under the Companies' Creditors Arrangement Act (CCAA), the Court Order currently in effect requires Air Canada to suspend its contributions to funded pension plans, pending further order of the Court. Pension benefit payments from the registered pension plans continue to be paid.

        Subsequent to June 30, the Corporation has entered into discussions with its stakeholders on alternative funding scenarios. The funding requirements vis-à-vis the pension plans will largely depend on the outcome of these discussions.

2.     Accounting Policies

        The unaudited consolidated interim financial statements are based upon accounting policies consistent with those used and described in the annual financial statements. In accordance with Canadian generally accepted accounting principles, the interim financial statements do not include all of the financial statement disclosures included in the annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements.

        As further described in note 1, these consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

        Effective for disposal activities initiated after May 1, 2003, the Corporation adopted the new Canadian Institute of Chartered Accountants standard No. 3475 — Disposal of Long-lived Assets and Discontinued Operations ("CICA 3475"). CICA 3475 establishes standards for the recognition, measurement, presentation and disclosure of long-lived assets. The new standard requires that long-lived assets to be disposed of by sale be presented separately on the statement of financial position, subject to the asset meeting the criteria of held for sale. Long lived assets classified as held for sale are recorded at the lower of its carrying amount or fair value less cost to sell and are no longer amortized. There was no impact on the statements of operations or financial position in the second quarter 2003 on the adoption of CICA 3475.

        Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 — Disclosure of Guarantees (note 7). AcG 14 requires a guarantor to disclose significant information about certain types of guarantees it has provided, including certain types of indemnities and the indirect guarantees of indebtedness to others, without regard to whether it will have to make any payments under the guarantees. Disclosures under AcG 14 are in addition to the existing disclosure required by Contingencies, CICA Section 3290. The disclosure requirements of AG 14 are effective for financial statements of interim and annual periods beginning on or after January 1, 2003.

        Consistent with the amendments to CICA 1540 — Cash Flow Statements, the Corporation is no longer reporting cash flow per share information.

Accounting Policies Applicable to an Entity under Creditor Protection

        As a result of the filings as described in note 1, the Corporation will follow accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to generally accepted accounting principles applicable in Canada ("GAAP"), the Corporation will apply the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP90-7). While SOP 90-7 refers specifically to Chapter 11 in the US, its guidance, in management's view, is also applicable to an entity restructuring under CCAA, where it does not conflict with Canadian GAAP.

        Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (note 5). The timing of the recognition of reorganization items is consistent with generally accepted accounting principles and is based on recent guidance issued by the Emerging Issues Committee ("EIC") in EIC 134 — Accounting for Severance and Termination Benefits and EIC 135 — Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring).

        Interest expense has been reported only to the extent that it will be paid under the plan or that it is probable that it will be an allowed claim. The consolidated statement of financial position distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (note 4). Liabilities that may be affected by the plan have been reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein (note 6).

        SOP 90-7 has been applied effective beginning April 1, 2003 and for subsequent reporting periods while the Corporation continues to operate under creditor protection.

3.     Asset Write Down

        During the second quarter 2003, the Corporation recorded a provision of $49 related to the write down of a B747-400 aircraft. The provision reflects the excess of net book value over the expected net recoverable amount.

4.     Liabilities Subject to Compromise

        Liabilities subject to compromise refers to liabilities incurred prior to the filing date that will be dealt with as claims under the CCAA. The amounts below are the Corporation's estimate of known and potential compromised claims and are subject to future adjustment as a result of negotiations, actions of the Court, proofs of claim and other events. Resulting adjustments may be material and will be recorded as a reorganization adjustment. The Plan of Arrangement will determine how a particular class of claims will be settled, including payment terms if applicable. As interest ceases to accrue on unsecured debt that is subject to compromise subsequent to the filings, interest expense is not reported on unsecured debt of the Applicants subsequent to April 1, 2003. Interest expense of approximately $64 would have been recorded on unsecured debt in the period had the filings not occurred.

Long-term and subordinated perpetual debt, including accrued interest to March 31, 2003	$4,000
Accounts payable and accrued liabilities	477
Claim for repudiated leases and other aircraft related accruals	210
CIBC Aerogold contractual termination accrual	209

Liabilities subject to compromise	$4,896

5.     Reorganization Items

        Reorganization items represent revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business. The cash flows used for operating activities related to reorganization items amounted to $14 and related mainly to the payment of professional fees.

Repudiated leases, net (a)	$178
Amortization of DIP financing fees	21
Write off of deferred financing costs on compromised debt	59
Professional fees	14
Labour related items (b)	21
CIBC Aerogold contractual termination accrual (c)	49
Hedging adjustments (d)	65
Interest income on accumulated cash	(3)
Other	22

Reorganization items, net	$426

(a)
The cost of repudiated leases represents the estimated allowable claim resulting from aircraft that have been returned to the lessor as at June 30, 2003. The amount is shown net of the write off of all balance sheet accounts related to the repudiated leases.

(b)
Labour related items of $21 represents the charge for contractual termination benefits and the cost of involuntary separation payments ($73), less the reversal of previously accrued bonus payments that are no longer payable as a result of the ratified agreements ($32) and the adjustment to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements ($20).

(c)
As described in note 1, the Corporation reached an agreement with CIBC on a new contract with respect to the CIBC Aerogold Visa card program. As a consequence of the Corporation's repudiation of the agreement in place prior to the filings, CIBC is entitled to a contractual termination payment in the amount of $209. The charge of $49 is the adjustment of the unamortized portion of the deferred revenues related to the contribution received in exchange for the contract extension in 1999 to the claim amount of $209. CIBC's damages will be an unsecured claim in the CCAA proceedings.

(d)
As a result of the CCAA filing, all outstanding derivative contracts were terminated. In addition, certain of the anticipated cash flows or transactions that were being hedged are no longer expected to occur. Accordingly, any deferred hedging gains and losses related to cash flows or transactions not expected to occur as anticipated, principally interest payments, have been taken into income.

6.     Condensed Combined Financial Statements

        As described in note 2, consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following is the condensed combined financial statements of the Applicants as at June 30, 2003. Included in current assets are intercompany receivables with non-Applicants of $32. Included in current liabilities are intercompany payables with non-Applicants of $201. Included in Other Assets are long-term receivables of $203 from non-Applicants.

Condensed Combined Consolidated Statement of Operations
For the Three Months Ended June 30, 2003

($ millions)
Operating revenues	$1,888
Operating expenses	2,201

Operating loss before reorganization items	(313)
Reorganization items (note 5)	(426)
Net interest expense	(1)
Loss on sale of assets	(46)
Other non-operating income, including equity income of non-Applicants	21

Loss before foreign exchange on long-term monetary items and income taxes	(765)
Foreign exchange on long-term monetary items	205

Loss before income taxes	(560)
Recovery of (provision for) income taxes	(6)

Loss for the period	$(566)

Condensed Combined Consolidated Statement of Financial Position
As at June 30, 2003

($ millions)
ASSETS
Current assets	$1,749
Property and equipment	2,048
Deferred charges	1,745
Goodwill	510
Other assets	1,455

$7,507

LIABILITIES
Current liabilities	$2,860
Long-term and subordinated perpetual debt	221
Future income taxes	12
Other long-term liabilities	1,026
Deferred credits	1,106
Liabilities subject to compromise (note 4)	4,896
SHAREHOLDERS' DEFICIENCY	(2,614)

$7,507

Condensed Combined Consolidated Statement of Cash Flow
For the Three Months Ended June 30, 2003

($ millions)
Net cash provided by operating activities	$172
Financing
CIBC Credit facility	315
DIP financing fees	(62)
Other	1

254

Investing
Additions to property and equipment	(14)
Proceeds from sale of assets	4
Investments and advances	(15)

(25)

Increase in cash and cash equivalents	401
Cash and cash equivalents, beginning of period	429

Cash and cash equivalents, end of period	$830

7.     Share Capital and Other Equity

        The issued and outstanding common shares and Class A non-voting common shares ("Class A shares") of the Corporation along with securities convertible into common shares and Class A shares are as follows (in thousands):

	June 30, 2003	December 31, 2002
Issued and outstanding
Common shares	79,076	79,070
Class A shares	41,115	41,115

Total issued and outstanding	120,191	120,185
Securities convertible into common shares and Class A shares
Class A non-voting preferred shares	10,417	10,417
Warrants	4,700	4,700
Convertible subordinated debentures	9,375	9,375
Stock options	9,805	9,785

Total potential common and class A shares	34,297	34,277

Total	154,488	154,462

        As described in note 1, the Corporation has undertaken a restructuring under the CCAA and, as previously stated, it is highly likely that there will not be any meaningful recovery to existing equity. However, the final determination is not yet known.

8.     Disclosure of Guarantees and Indemnities

Disclosure of Guarantees and Indemnities

        As described in note 2, effective January 1, 2003, the Corporation adopted AG 14 which requires a guarantor to disclose information about certain types of guarantees it has provided.

        A guarantee is an agreement or contract that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying variable such as interest rates or foreign exchange that is related to an asset, a liability or equity security of the guaranteed party, (ii) failure of another entity to perform under an obligating agreement, (iii) failure of another entity to pay its indebtedness when due.

Residual Value Guarantees

        The Corporation discloses information related to residual value guarantees under certain aircraft operating leases in note 18-Contingencies in the Corporation's 2002 annual financial statements and notes. Due mainly to the repudiation of two aircraft with residual value guarantees, the amount of residual value support the Corporation may be required to provide will not exceed $470, a reduction of $163 from December 31, 2002.

Indemnification Agreements

        The Corporation enters into real estate leases or operating agreements, which grant a license to the Corporation to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for the Corporation as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or wilful misconduct. Additionally, the Corporation typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

        In aircraft financing agreements, the Corporation typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or wilful misconduct. In addition, in aircraft financing transactions, including those structured as leveraged leases, the Corporation typically indemnifies the lessor with respect to adverse changes in the applicable tax laws.

        The Corporation has indemnification agreements with its directors and officers. These agreements indemnify these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to the Corporation.

        The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. The Corporation expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above.

9.     Segment Information

	Three Months Ended June 30			Six Months Ended June 30
	2003	2002	%	2003	2002	%
Transportation revenue
Passenger
Canada	$724	$975	(26)	$1,436	$1,788	(20)
US Transborder	363	500	(27)	838	1,002	(16)
Atlantic	361	407	(11)	644	692	(7)
Pacific	76	203	(63)	218	351	(38)
Other	73	79	(8)	206	188	10

	1,597	2,164	(26)	3,342	4,021	(17)
Cargo revenue	122	141	(13)	266	271	(2)

Total transportation revenue	1,719	2,305	(25)	3,608	4,292	(16)

Non-transportation revenue
Aeroplan	69	75	(8)	159	165	(4)
Technical Services	53	58	(9)	99	116	(15)
Other	111	114	(3)	297	265	12

Total non-transportation revenue	233	247	(6)	555	546	2

Total operating revenue	$1,952	$2,552	(24)	$4,163	$4,838	(14)

        For passenger, the allocation to service is determined based on flight destination. Previously the Corporation segregated mainline passenger revenues from regional passenger revenues. Based on the current management of mainline and regional capacity, the revenues from mainline and regional service are combined. Cargo revenues are not allocated by service as the amounts are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

Property and Equipment

        Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

10.   Comparative Figures

        Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

11.   Seasonal Nature of Business

        The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months, however, in the current operating environment, these historical patterns may no longer be applicable.

        The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA
Registrant:
By:	(Signed)
Johanne Drapeau Deputy Secretary Dated: August 11, 2003

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CONTENTS
HIGHLIGHTS
(Under Creditor Protection as of April 1, 2003. Refer to Note 1 to the Consolidated Financial Statements.)
AIR CANADA Consolidated Statement of Operations and Retained Earnings (Deficit) (Under Creditor Protection as of April 1, 2003 — note 1) (in millions except per share figures) (unaudited)
AIR CANADA Consolidated Statement of Financial Position (Under Creditor Protection as of April 1, 2003 — note 1) (in millions) (unaudited)
AIR CANADA Consolidated Statement of Cash Flow (Under Creditor Protection as of April 1, 2003 — note 1) (in millions) (unaudited)
SIGNATURES